Filed by Microchip Technology Incorporated pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Micrel, Incorporated

Commission File No. 001-34020

Filing Date: May 7, 2015

May 7, 2015

To: All Micrel Employees

From: Steve Sanghi, President and CEO

Subject: Welcome to Microchip!

Today Microchip Technology announced the signing of a definitive agreement to acquire Micrel in a transaction that values Micrel at $14/share. The transaction is subject to the approval of shareholders of Micrel, regulatory approvals and customary closing conditions. We expect the transaction to close early in the third calendar quarter of 2015.

I would like to begin with thanking and recognizing Ray Zinn. Ray founded Micrel and has led the company for the last 37 years. I want to thank Ray for his vision in guiding Micrel from a start-up to almost a quarter billion dollars in annual sales.

We are excited by the business possibilities created by the Micrel acquisition, and we would like to take this opportunity to warmly welcome you all to the Microchip family! One of our guiding values is that employees are our greatest strength, and we look forward to the Micrel team being part of that strength.

Microchip is a leading provider of embedded control solutions through our Microcontroller, Mixed-Signal, Analog, Wired and Wireless connectivity, Flash IP solutions and Memory product lines. Microchip is a ~$2.2 Billion revenue company with over $1.4 Billion revenue in Microcontrollers and over $500M in Analog. As you know, Microcontrollers and Analog go hand in hand in customers’ designs and having both gives the company a strategic advantage. This acquisition adds Micrel’s portfolio of Linear & Power Management products, LAN solutions and Timing & Communications products to Microchip. We believe the complementary product lines of Microchip and Micrel will offer our combined customers a broader range of innovative solutions to serve their needs. Together we believe Microchip and Micrel can win more customers and more markets than what each of us could achieve individually. We are looking forward to working with the Micrel team and continuing to provide challenging and rewarding work at the combined company.

I will be in San Jose, California on May 8, 2015 hosting meetings with the management team of Micrel and Micrel employees as a first introduction of Microchip to you. There will be an employee communication meeting in building 1931 at 10AM on May 8th. Employees should attend this meeting as I will share important information about this acquisition and how your benefits will be converted to Microchip. Other Microchip team members will also start the process of visiting Micrel locations and getting to know more of the team and operations in the weeks to come. Over the next couple of months we will be working closely with Micrel leaders worldwide to develop joint plans for how we can operate even more effectively as one company after the acquisition is completed.

Meanwhile, please continue to stay focused on executing your plans and achieving the results we will build on together after the acquisition is completed. We will provide periodic communication so that you stay informed. We look forward to the future as we bring our two innovative and successful companies together.

Best wishes and welcome to Microchip!

Cautionary Statement:

Statements about the expected timing, completion and effects of the proposed transaction, and other statements in this letter that are not historical facts, are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties that could cause actual results to differ materially, including, but not limited to the actual timing of the closing of the acquisition, the satisfaction of the conditions to closing in the acquisition agreement, any termination of the acquisition agreement, the effect of the acquisition on Microchip’s and Micrel’s existing relationships with customers and vendors and their operating results and businesses; the

Letter to Employees – Page 2

costs and outcome of any litigation involving Microchip, Micrel or the acquisition transaction; general economic, industry or political conditions in the U.S. or internationally; and the risks described from time to time in SEC reports including filings on Forms 10-K, 10-Q and 8-K. You can obtain copies of such Forms 10-K, 10-Q and 8-K and other relevant documents for free, as applicable, at Microchip’s website (www.microchip.com), at Micrel’s website (www.micrel.com), the SEC’s website (www.sec.gov) or from commercial document retrieval services. You are cautioned not to place undue reliance on our forward-looking statements, which speak only as of the date such statements are made. We do not undertake any obligation to publicly update any forward-looking statements to reflect events, circumstances or new information after the date hereof.

Additional Information and Where to Find It

Microchip will file a Registration Statement on Form S-4 that will include a proxy statement of Micrel in connection with the acquisition transaction. Investors and security holders are urged to read this document when it becomes available because it will contain important information about the transaction. Investors and security holders may obtain free copies of these documents (when they are available) and other documents filed with the SEC at the SEC’s web site at www.sec.gov. Microchip, Micrel and their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Micrel in connection with the acquisition transaction. Information regarding the special interests of these directors and executive officers in the transaction will be included in the proxy statement/prospectus described above. Additional information regarding the directors and executive officers of Microchip is also included in Microchip’s proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on July 18, 2014. Additional information regarding the directors and executive officers of Micrel is also included in Micrel’s Annual Report on Form 10/A, which was filed with the SEC on April 24, 2015. These documents are available free of charge at the SEC’s web site at www.sec.gov and as described above.